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SEC FILE NUMER
8- 68685

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/21 (MM/DD/YY) AND ENDING 03/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DAM Capital (USA) Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

42 Broadway, 12-129
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Fredric Obsbaum	(212) 897-1694	obsbaum@integrated.solutions
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

AJSH & Co. LLP
(Name – if individual, state last, first, and middle name)

A94/8 Wazripur Industrial Area Main Ring Rd	New-Delhi	India	110052
(Address)	(City)	(State)	(Zip Code)

06/06/2006	3223
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DAM CAPITAL (USA), INC.
(A Wholly Owned Subsidiary of DAM Capital Advisors Limited)

STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED MARCH 31, 2022

* * * * * *

AFFIRMATION

I, <u>Fredric Obsbaum</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to <u>DAM Capital (USA) Inc.</u> as of <u>03/31/22</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



Signature

CFO/FINOP

Title



MERVAT ROUFAIL
NOTARY PUBLIC
State of New Jersey
My Comm. Expires September 23, 2026

04/21/2022

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.





AJSH & Co LLP
Chartered Accountants

A-94/8, Wazirpur Industrial Area,
Main Ring Road, Delhi-110052
+91 11 45596689
Web : www.ajsh.in
E-mail : info@ajsh.in

Report of the Independent Registered Public Accounting Firm

To the Stakeholders of
DAM Capital (USA), Inc.

Opinion on Statement of Financial Condition

We have audited the accompanying statement of financial condition of DAM Capital (USA), Inc. (the "Company"), and related notes to the statement. In our opinion, the statement present fairly, in all material respects, the financial position of the Company as of March 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The statement of financial condition and related notes to the statement is the responsibility of the Company's management. Our responsibility is to express an opinion on it based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understating of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinions.

Our audit included performing procedures to assess the risks of material misstatement of statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation. We believe that our audits provide a reasonable basis for our opinion.

AJSH & Co LLP

We have served as the Company's Auditor since 2020.

New Delhi, India
April 22, 2022

DAM Capital (USA), Inc.
(A Wholly Owned Subsidiary of DAM Capital Advisors Limited)

Statement of Financial Condition
March 31, 2022

Assets		
Cash	$	869,410
Due from parent		112,638
Deferred tax asset		23,200
Income tax receivable		3,219
Other assets		3,124
Total assets	**$**	**1,011,591**
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued expenses and other liabilities	$	8,326
Stockholder's equity:		
Common stock ($.01 par value; 100,000,000 shares authorized, issued and outstanding)		1,000,000
Retained earnings		3,265
Total stockholder's equity		1,003,265
Total liabilities and stockholder's equity	**$**	**1,011,591**

The accompanying notes are an integral part of these financial statements.

DAM Capital (USA), Inc.
(A Wholly Owned Subsidiary of DAM Capital Advisors Limited)

Notes to Financial Statements
For the Year Ended March 31, 2022

1. **Organization**

   DAM Capital (USA), Inc. (the "Company"), is a wholly owned subsidiary of DAM Capital Advisors Limited ("the Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

   The Company's principal business activity is brokering transactions in Indian equities for U.S. institutional clients under SEC Rule 15a-6(a)(3). The customers of the Company transact their business on a delivery versus payment basis with settlement of the transactions facilitated by the Parent in India for securities traded in Indian stock markets.

2. **Significant Accounting Policies**

   Basis of Presentation
   This statement of financial condition was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates
   In preparing the financial statements, management makes estimates and assumptions that may affect the reported amounts. Such estimates include assumptions used in determining the provision for income taxes. Actual results could differ from these estimates.

   Transfer Pricing Income
   The Company receives fees from the Parent for performing sales and marketing functions on behalf of the Parent in order to attract institutional customers. The fees are based on expenses incurred by the Company in relation to the marketing activities such as compensation and benefits, professional services, occupancy, travel and other operating costs, plus a transfer pricing agreement profit factor of 7%.

   Income Taxes
   Deferred tax assets and liabilities are recognized for the future tax effect of differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. In the event it is more likely than not that a deferred tax asset will not be realized, a valuation allowance is recorded.

   The Company applies a single, comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on its tax returns. Income tax expense is based on pre-tax accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions.

2. **Significant Accounting Policies (continued)**

Income Taxes (continued)

The Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations remains open. A tax benefit from an uncertain tax position would be recognized when it is considered to be more likely than not that the position will be sustained upon examination, including resolutions of any related appeals or litigation processes, based on the technical merits of the position.

<u>Transfer Pricing Income</u>
The Company provides execution and brokerage services for transactions between its U.S. institutional investors and its Parent, DAM Capital Advisors Limited, in accordance with SEC Rule 15a-6(a)(3). Pursuant to a Brokerage Service Agreement between the Company and DAM Capital Advisors Limited, the Company provides execution, marketing and client relationship services to institutional customers in the purchase and sales of foreign securities. This represents the only performance obligation which is satisfied over time as the services are provided. The Company records revenue based on a cost plus 7% arrangement that was agreed to by the Company and DAM Capital Advisors Limited and is in agreement with a transfer pricing study obtained by both parties to the agreement. Revenue is recognized monthly as earned based on the corresponding costs in accordance with the agreement as services are rendered. Related receivables are generally satisfied within 6 months.

Disaggregation of revenue for the year ended March 31, 2022, can be found on the accompanying statement of operations.

<u>Contract Assets and Liabilities</u>
Account receivables arise when the Company has an unconditional right to receive payment under a contract with a customer and are derecognized when the cash is received. There were no accounts

<u>Allowance for Credit Losses</u>

The Company follows ASC Topic 326, Financial Instruments – Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset.

An allowance for credit losses may be based on the Company's expectation of the collectability of its receivables utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with its receivables is not significant. Accordingly, the Company has not provided an allowance for credit losses at March 31, 2022.

3.   **Income Taxes**

Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the Statement of Financial Condition. As of March 31, 2022, the Company has a deferred tax asset of $23,200, recorded in the accompanying statement of financial condition and is a result of temporary differences primarily related to amortization of organization costs.

The Company has determined that it is more likely than not that the deferred tax asset will be realized and therefore there is no valuation allowance against the deferred tax asset.

The difference between the Company's current income tax provision using the statutory U.S. tax rate and its effective tax rate is primarily due to state and local income taxes.

Based upon the Company's review of its federal, state, local income tax returns and tax filing positions, the Company determined no unrecognized tax benefits for uncertain tax positions were required to be recorded, and as such, there were no reserves recorded for uncertain tax positions for the Company's open tax years. In addition, the Company does not believe that it has any tax positions for which it is reasonably possible that it will be required to record significant amounts of unrecognized tax benefits within the next twelve months.

4.   **Concentration of Credit Risk**

In the normal course of business, the Company's activities involve transactions with the Parent. These activities may expose the Company to risk in the event the Parent is unable to fulfill its contractual obligations.

The Company maintains its cash balances at a major financial institution which at times may exceed federally insured limits. The Company does not believe that these amounts are exposed to significant risk.

5.   **Regulatory Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) ("the Rule") under the Securities Exchange Act of 1934. The Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital, as defined, of not be less than $250,000. At March 31, 2022, the Company had net capital of $861,084 which was $611,084 in excess of its required minimum net capital of $250,000.

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to those set forth in the condition for exemption appearing in paragraph (k)(2)(i).

6.   **Related Party Transactions**

The Company maintains a service level agreement with the Parent whereby the Company distributes research on its behalf. The Parent compensates the Company by paying its expenses plus a markup of 7%.

The activities of the Company include significant transactions with affiliates and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had operated as an unaffiliated business.

7.   **Subsequent Events**

The Company has evaluated subsequent events up to the date on which the financial statements are issued. The Company's evaluation noted no subsequent events that require adjustment to, or disclosure in, these financial statements.